UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 17, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hyperion Therapeutics, Inc.

File No. 5-86934 - CF#30553

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Sofinnova Venture Partners VII, L.P., Sofinnova Management VII, L.L.C., Dr. Michael F. Powell, Dr. James I. Healy and Eric P. Buatois submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D/A filed on December 24, 2013 relating to their beneficial ownership of common shares of Hyperion Therapeutics, Inc.

Based on representations by Sofinnova Venture Partners VII, L.P., Sofinnova Management VII, L.L.C., Dr. Michael F. Powell, Dr. James I. Healy, and Eric P. Buatois that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit D   through January 1, 2015
Exhibit E   through January 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary